

Mail Stop 3030

September 1, 2009

Emily Lussier
President, Chief Executive Officer and Director
Silverhill Management Services, Inc.
21 Merrimac Way, Unit B
Tyngsboro, MA 01879

> **Re:** **Silverhill Management Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2009**
> **File No. 333-161052**

Dear Ms. Lussier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee table, page 2

1. Please reconcile the 702,000 shares mentioned in your fee table, the 693,000 shares mentioned on the prospectus cover, and the sum of the numbers in the "Shares Offered" column of your Selling Stockholders table which is 720,000.

2. Please refer to footnote (1). You indicate that the registration fee is based on the "amount of consideration received by the issuer." Given that you will not receive any proceeds from the offering registered by this filing, please clarify how the registration fee could be based on consideration you received.

Prospectus Cover, page 3

3.   Although we do not intend to comment on your disclosure regarding the offering
        being at a fixed price until the price of your common shares is quoted on the OTC
        Bulletin Board, your general references to "another market" here and "another
        quotation medium" on page 13 are unclear. Please revise to eliminate these vague
        statements here and elsewhere in your document, or tell us why you believe they
        are appropriate.

4.   Please highlight your risk factors cross-reference as required by Regulation S-K
        Item 501(b)(5).

Selected Financial Information, page 5

5.   With reference to the first set of "Statement of Operations Data" presented here,
        we note that the period is identified as March 25, 2008 (inception) to December
        31, 2008. However, it appears that the information presented is for the period
        from January 1, 2009 to June 30, 2009. Please revise to correct the heading.

Risk Factors, page 6

6.   Please revise the first paragraph to remove the implication that you have omitted
        material disclosure. Expand your risk factor disclosure as necessary so that your
        revised first paragraph is accurate.

7.   Please add a separate risk factor to highlight that your common stock is not
        registered under the Exchange Act. The risk factor should explain the effect on
        investors of the automatic reporting suspension under section 15(d) of the
        Exchange Act, as well as the inapplicability of the proxy rules and section 16 of
        the Exchange Act.

Our president/CEO serves us on a part time basis…, page 7

8.   If true, please highlight in an appropriate risk factor that your only other officer
        also works for you on a part-time basis. Also disclose the amount of time that
        these officers devote to your business each week.

We may be exposed to potential risks resulting from the new requirements under Section
404 of the Sarbanes-Oxley Act of 2002, page 7

9.   Please tell us how the information in this risk factor is consistent with Instruction
        1 to Regulation S-K Item 308.

<u>We may not have a sufficient number of employees…, page 8</u>

10.   We note that, while your subheading discloses a risk relating to lack of
        employees, the risk factor relates to section 404 of the Sarbanes-Oxley Act.
        Please amend your disclosure to clarify how your subheading relates to the risk
        discussed in the text.

<u>Our articles of incorporation, page 9</u>

11.   Please clarify the second sentence under this caption.

<u>Selling Stockholders, page 10</u>

12.   Given the nature and size of the transaction being registered relative to the
        number of your shares held by non-affiliates, advise the staff of the company's
        basis for determining that the transaction is appropriately characterized as a
        transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

13.   For selling shareholders who received the offered securities in exchange for
        services, please disclose the duration of the services provided for the securities.
        Note that it is generally inconsistent with Section 5 of the Securities Act to
        register securities for resale if the related private placement is not yet complete.

14.   We note from your table on page 12 that, while Karen Faiman, Jing Gou and Yun
        Liu are selling only part of their shares, the table discloses that they will own no
        shares after the offering. Please reconcile.

15.   Please identify the individuals who beneficially own the securities held by the
        entities named in your table.

16.   We note your reference to an underwriter. Given that you are not eligible to rely
        on Rule 415(a)(1)(x), your offering by the underwriter must be conducted at a
        fixed price for the entire duration of the offering. See Rule 415(a)(4). Please
        revise your document accordingly.

<u>State Securities – Blue Sky Laws, page 14</u>

17.   You may not satisfy your prospectus disclosure obligations by reference to
        outside sources like you appear to do in the second and third paragraphs of this
        section. Please revise accordingly.

18.   Please clarify the second sentence on page 15. As written, it appears that you are
        claiming that you qualify for a "manual exemption" as long as you obtain a
        Standard and Poor's Corporate Manual.

19.   Regarding your disclosure in the first paragraph on page 15 about securing a listing in the Standard and Poor's Corporate Manual, please disclose what is required to obtain and maintain this listing.

Limitations, page 15

20.   With a view toward clarified disclosure, please tell us with specificity the rules you believe you have summarized in the first sentence of this section.

21.   You may not disclaim any responsibilities you have under the federal securities laws. Please revise the last sentence of this section accordingly.

Directors, Executive Officers Promoters and Consultants, page 15

22.   You indicate in the second paragraph that you only have one officer, while your table discloses two officers. Please reconcile.

23.   Please disclose the full legal names of the entities that you refer to as Financial Advisors Network and Steele Consulting. Also, please provide us the telephone number and address of these entities and the size of each entity, including the number of employees and revenues.

24.   Please clarify the nature of your CEO's responsibilities as an Executive Assistant.

25.   With a view toward balanced disclosure, please tell us with regard to Quintek:

·   the dollar figures of underlying the 600% increase and the years used to measure the increase;
·   whether the revenues generated profits and if so whether the increase in profit was similar to the increase in revenue;
·   the circumstances surrounding Mr. Steele's departure from Quintek; and
·   the current status of Quintek's operations, including why you believe it is accurate to call it a "publicly traded company."

Also disclose when Mr. Steele joined Quintek and when he became its CEO.

26.   Please provide us support for your statement of CADD's leadership. Also, please tell us the objective criteria you used to determine which CADD clients to identify.

Description of Capital Stock, page 16

27.   Please disclose the date on which shares of your common stock could be sold pursuant to Rule 144.

Common Stock, page 17

28.   If you do not satisfy the objective criteria for listing your shares on the Nasdaq, please tell us why you believe it is appropriate to describe rights of holders of Nasdaq-listed shares.

Dissenters Rights, page 18

29.   Please tell us how you confirmed that "Delaware Revised Statutes 92A.380-390" is adequately described by your disclosure in this section.

Inspection Rights, page 18

30.   Please tell us the legal basis for your statements that inspection rights are available only to 5% holders and to shareholders who have held their shares for at least 6 months.

Forward Looking Statement Information, page 19

31.   Please revise to remove the implication that the statutory safe harbor is applicable given that it excludes initial public offerings and penny stock issuers.

32.   Refer to the last sentence of the first paragraph in this section. Please clarify how developments related to the "cellular telephone or other mobile communications" affect your plans and objectives.

Overview, page 19

33.   With regard to the data you cite in this section, please provide us with copies of all articles, surveys, and other sources of statistics cited, clearly marking the relevant sections that support the data you have included. In addition, tell us:
·   how you confirmed that the data reflects the most recent available information,
·   whether the data is publicly available,
·   whether you paid for the compilation of the data,
·   whether the data was prepared for use in the registration statement, and
·   whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the preparation of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Proposed Products and Services, page 20

34.   Please revise the penultimate paragraph of this section to remove the implication that you will be receiving proceeds from this offering.

Competition, page 21

35.   Please disclose the method upon which you intend to compete. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 22

36.   Please revise to provide disclosures relating to liquidity, capital resources, results of operations and off-balance sheet arrangements as required by Items 303(a)(1)-(4) of Regulation S-K.

37.   Please tell us where you have included in this document the section titled "Factors That May Affect Future Results and Financial Condition" that you mention in the first paragraph.

Overview, page 22

38.   Given that you will be receiving no proceeds from this offering, please clarify the disclosure in your first paragraph that your business operation is dependent on the effectiveness of this registration statement.

Executive Compensation, page 22

39.   Please revise your Summary Compensation Table using the columns and headings required by Regulation S-K Item 402(n).

40.   Please tell us why the stock issuances mentioned under your caption "Certain Relationships and Related Transactions" are not reflected in this table.

41.   Please reconcile the disclosure in this section with your statement on page 21 under the caption, "Employees," that your officers serve without compensation.

Table of Contents - Dealer Prospectus Delivery Obligations, page 24

42.   Please tell us why the outside back cover of your prospectus appears before your financial statements. Confirm that you will include your financial statements

within the body of your prospectus. See the first sentence of Regulation S-K Item 502(a) and 502(b).

Dealer Prospectus Delivery Obligations, page 24

43.   Please tell us how the last two sentences of the third paragraph are consistent with your obligations under the Securities Act.

44.   Please tell us the authority on which you rely to qualify your disclosure by reference to other documents and agreements as you do in the last paragraph on this page.

Financial Statements, page F-1

45.   Please include updated accountants' consents with any amendments to the filing.

Note 6 – Subsequent Events, page F-10

46.   Please revise to also disclose the specific date through which subsequent events have been evaluated. Refer to paragraph 855-10-50-1 of the FASB Accounting Standards Codification.

Item 13. Other Expenses of Issuance and Distribution, page II-1

47.   We note your reference to Energy West in the first sentence. Please clarify why Energy West is paying the expenses in this offering. Also disclose your relationship with Energy West in an appropriate section of your document.

Item 14. Recent Sales of Unregistered Securities, page II-1

48.   Please disclose the required information under Item 701 of Regulation S-K for the shares sold to Mr. Steele.

Undertakings, page II-2

49.   Please provide the undertakings in the form currently required by Regulation S-K Item 512. Also include the undertakings required by Regulation S-K Item 512(a)(5)(ii) and 512(a)(6).

Signatures, page II-3

50.   Please revise the introductory paragraph in this section to use the language set forth in Form S-1.

51.   Please reconcile your disclosures regarding the identity of your principal financial officer here and on page 15.

Exhibit 5.1

52.   Please file an updated opinion of counsel to reflect any changes to the number of shares included in fee table of your registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Eric W. Richardson, Esq.
                 Cohen & Richardson, LLP